UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52477

Mayflower Bancorp, Inc.

(Exact name of registrant as specified in its charter)

30 South Main Street, Middleboro, Massachusetts 02346

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Mayflower Bancorp, Inc. merged with and into Independent Bank Corp. effective November 15, 2013, and therefore there is no holder of record of Mayflower Bancorp, Inc. Common Stock as of the date of this certification/notice.

Pursuant to the requirements of the Securities Exchange Act of 1934, Independent Bank Corp., the successor by merger to Mayflower Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAYFLOWER BANCORP, INC.

BY:	ITS SUCCESSOR BY MERGER
INDEPENDENT BANK CORP.

Date: July 31, 2014	By:	/s/ Edward H. Seksay
Edward H. Seksay, General Counsel